Christopher Werner, CEO
C3 Capital, Inc.
October 1, 2021
Page 1

October 1, 2021
CONFIDENTIAL
VIA EDGAR FILING

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: C3 Capital, Inc. Withdrawal of Offering Circular on Form 1-A,
File No. 024-11340

Dear Ladies/Sirs:

Pursuant to Securities and Exchange Commission (SEC) Rule 259, promulgated under the Securities Act of 1933, as amended (the Securities Act),
C3 Capital, Inc. dba C3 Bullion, a Colorado corporation (the Company), hereby respectfully requests that the SEC consent to the withdrawal of the Company Amendment to the Offering Statement on Form 1-A (File No. 024-1140), initially filed with the Commission on January 4, 2021.

The Company confirms that the amendment has not been deemed qualified by the SEC and no securities have been or will be issued or sold pursuant to the amendment. Furthermore, the Company principals have no reason to believe that the Offering Statement is the subject of any proceeding under SEC Rule 258.

Thank you for your assistance regarding this request. If you have any questions, or if we can be of further assistance, please do not hesitate to contact Chris Werner at 920-207-0100.

Sincerely,
Christopher Werner
Christopher Werner, Chairman and CEO
cc James R. Simmons, Esq.
Simmons Associates, Ltd.